LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

March 2, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

       Registration Statement on Form S-1

       Filed October 31, 2008

       File No. 333-154912

       Amendment 3

Dear Mr. McWilliams:

We have received the comment letter dated February 17, 2009 and after review have made the following additions, amendments or have comments to your comments as set forth hereinafter.  Paragraphs numbered in this letter follow the same paragraph numbers in your letter.

1.

We have made changes to “Risks Related to Current Economic Conditions and Construction” as set forth on page 8.  Also have made rewrite changes in “Risks Related to Lack of Construction Experience” as well also on page 8

2.

We have rewritten the disclosure ”Costs of Maintaining a Public Company Due to Sarbannes-Oxley Act.”

3.

We have rewritten the disclosure “Competition.”

4.

We have rewritten the disclosure ”Government Approvals.”

5.

We have made the changes requested by you on page 16 sentence two of “Shares Eligible for Future Sale.”

6.

We have added the language requested by you into the third sentence on page 22 of “Business Development.”

7.

We have removed the entire paragraph referred to in your comment and have rewritten the second paragraph in its entirety in “Business Development” on page 22.

8.

We have removed all references to website in the “Liquidity and Capital Resources” section.  We have therefore removed the first sentence of the second paragraph.

9.

We have made the changes to the Summary Compensation Table on page 25.

10.

  We have included Controller after the name of Chris Bellile on II-6 and II-7

11.

  I have changed my legal opinion, Exhibit 5.1 to address your comment.

In the event you have any questions, please advise.

Very truly yours,

/s/  Henry C. Casden

Henry C. Casden